Subject to Completion, Dated November 1, 2012

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated November 1, 2012 to	Registration No. 333-173364
PROSPECTUS SUPPLEMENT
Dated April 7, 2011 and
PROSPECTUS
Dated April 7, 2011
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES G, ____% NOTES DUE 20___
Recent Developments

On October 22, 2012, we announced our 2012 third quarter results.  Statistical highlights are set forth below.  The three month and nine month results for the periods ended September 30, 2012 and 2011 are not audited and the results are not necessarily indicative of results that may be expected for future periods.  This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement.  See also “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.
THIRD QUARTER 2012 VS. THIRD QUARTER 2011
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2012	2011	CHANGE
Revenues	$678	$668	1%
Profit Before Income Taxes	$153	$126	21%
Profit After Tax	$109	$93	17%
New Retail Financing	$3,210	$2,645	21%
Total Assets	$33,834	$29,465	15%

NINE MONTHS 2012 VS. NINE MONTHS 2011
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2012	2011	CHANGE
Revenues	$2,014	$1,983	2%
Profit Before Income Taxes	$467	$393	19%
Profit After Tax	$333	$283	18%
New Retail Financing	$10,108	$8,313	22%

The increase in revenues for the three months ended September 30, 2012 was primarily due to a favorable impact from higher average earning assets (finance receivables and operating leases at constant rates), partially offset by unfavorable impacts from (i) lower average financing rates on new and existing finance receivables and operating leases and (ii) gains/losses on returned or repossessed equipment.

The increase in profit before income taxes for the three months ended September 30, 2012 was primarily due to favorable impacts from (i) higher average earning assets and (ii) mark-to-market adjustments that were recorded on interest rate derivative contracts. These increases in profit before income taxes were partially offset by an unfavorable impact from gains/losses on returned or repossessed equipment.

The provision for income taxes in the third quarter of 2012 reflects an estimated annual tax rate of 27 percent compared to 25 percent in the third quarter of 2011.

The increase in new retail financing in the third quarter of 2012 was a result of growth across all operating segments, with the largest increase occurring in our Europe and Caterpillar Power Finance operating segment.

Past dues at September 30, 2012 were 2.80 percent, down from 3.35 percent at June 30, 2012, 2.89 percent at December 31, 2011 and 3.54 percent at September 30, 2011. All operating segments reported improved past dues. Write-offs, net of recoveries, were $29 million for the third quarter of 2012, down from $50 million in the third quarter of 2011.

Our allowance for credit losses totaled $404 million or 1.47 percent of net finance receivables at September 30, 2012, compared with $369 million or 1.47 percent of net finance receivables at December 31, 2011. The allowance for credit losses as of September 30, 2011 was $362 million, which was 1.49 percent of net finance receivables.

SUBJECT	PRELIMINARY PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series G, ____% Notes Due 20__
Format:	SEC Registered-Registration Statement Number 333-173364
Trade Date/Pricing Effective Time:	November ____, 2012
Settlement Date (Original Issue Date):	November ____, 2012
Maturity Date:	November ____, 20____
Principal Amount:	$____
Price to Public (Issue Price):	____%
Dealers' Commission:	____% (____ basis points) of the principal amount
All-in-price:	____%
Net Proceeds to Issuer:	$____
Coupon	____%
Yield to Maturity:	____%
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A
Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A

Interest Payment Dates:	Interest will be paid semi-annually on the ___ of May and November of each year, commencing May ____, 2013 and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Barclays Capital Inc. (____%)
J.P. Morgan Securities LLC (____%)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (____%)
Co-Managers:

Billing and Delivery Agent:	___
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	____
Other Terms:	N/A
CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.

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